8POINT3 ENERGY PARTNERS LP

77 Rio Robles

San Jose, California 95134

August 5, 2016

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Mara L. Ransom
Assistant Director

RE:	8point3 Energy Partners LP
Registration Statement on Form S-3
Filed July 1, 2016
File No. 333-212366
Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015
Filed January 28, 2016
Form 8-K
Filed January 27, 2016
File No. 1-37477

Ladies and Gentlemen:

Set forth below are the responses of 8point3 Energy Partners LP (the “Partnership”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 26, 2016, with respect to the (1) Registration Statement on Form S-3, filed on July 1, 2016, File No. 333-212366 (the “Registration Statement”); (2) Transition Report on Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015, filed on January 28, 2016, File No. 001-37447 (the “Form 10-K”); and (3) Current Report on Form 8-K, filed on January 27, 2016, File No. 001-37447 (the “Form 8-K”).

The Partnership intends to incorporate the below responses to the Staff’s comments into a future amendment to the Registration Statement. The Partnership also intends to incorporate the below responses to the Staff’s comments into its future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as applicable.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement, the Form 10-K and the Form 8-K, as applicable, unless otherwise specified. All references to page numbers and captions correspond to the Registration Statement, the Form 10-K and the Form 8-K, as applicable, unless otherwise specified.

United States Securities and Exchange Commission

Registration Statement on Form S-3

General

1.	At this time, a review is open for your annual report on Form 10-K for the transition period from December 28, 2014 to November 30, 2015. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

RESPONSE: The Partnership acknowledges the Staff’s comment and confirms its understanding that any request for acceleration of the effectiveness of the Registration Statement will be coordinated with the resolution of all comments regarding the Form 10-K review.

Where you can find more information, page 55

2.	Since the filing date of this registration statement, we note that you have filed certain Exchange Act reports. Please update this section to include the appropriate reports. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. See Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, which is available on our website.

RESPONSE: The Partnership intends to file an amendment to the Registration Statement revising the Registration Statement in response to the Staff’s comment to include the Current Report on Form 8-K filed by the Partnership on July 6, 2016, as well as any additional Current Reports on Form 8-K filed by the Partnership prior to such filing. The Partnership also intends to revise its disclosure to state that any applicable filings made after the date of the Registration Statement and prior to effectiveness of the Registration Statement will be deemed incorporated by reference.

Exhibit 5.1

3.	As the non-assessable nature of the registered securities is affected by Sections 17-303, 17-607, and 17-804 of the DRULPA, please have counsel specifically exclude from the non-assessable opinion potential payments under these sections. See Section II.B.1.b of Staff Legal Bulletin No. 19 (CF), available on our website.

RESPONSE: The Partnership intends to obtain and file as an exhibit a revised opinion of counsel which gives effect to the Staff’s comment.

United States Securities and Exchange Commission

Form 10-K for the Transition Period from December 28, 2014 to November 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

How We Evaluate Our Operations, page 66

4.	Reference is made to your definition of Adjusted EBITDA on page 66 and more specifically the statement that certain “non-recurring items” are excluded from Adjusted EBITDA. Please tell us the non-recurring amounts that are excluded from Adjusted EBTIDA. Please also describe the nature of these amounts and your basis for excluding such amounts. In this regard, pursuant to Item 10(e)(1)(ii)(B) of Regulation S-K you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

RESPONSE: The Partnership respectfully acknowledges the requirements of Item 10(e)(1)(ii)(B) and advises the Staff that, while some of the non-recurring items discussed below were recurring items in the prior two years, it does not believe that such items are reasonably likely to recur within the next two years and, as such, such items should be treated as non-recurring pursuant to Item 10(e)(1)(ii)(B) for the reasons detailed below. In the table set forth on page 68 of the Form 10-K reconciling net loss to Adjusted EBITDA and cash available for distribution for the eleven months ended November 30, 2015 and the years ended December 28, 2014 and December 29, 2013, the following non-recurring items are excluded from Adjusted EBITDA:

•	Corporate overhead allocation: Corporate overhead allocation represents the allocation of the Predecessor’s corporate overhead in selling, general and administrative expenses. The Predecessor’s historical combined carve-out financial statements included selling, general and administrative expenses of $6,372,000, $2,334,000 and $3,800,000 as of the eleven months ended November 30, 2015 and years ended December 28, 2014 and December 29, 2013, respectively, that have historically included direct charges for certain overhead and shared services expenses allocated by SunPower Corporation (“SunPower”). These expenses were allocated to the Predecessor based on management’s estimate of proportional use. While the cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of operating the Predecessor as a stand-alone entity, the costs that would have been or will be incurred by the Partnership on a stand-alone basis differ significantly from the amounts allocated due to economies of scale, management judgment, or other factors. Effective June 24, 2015, the allocation of certain operating expenses of SunPower ceased and became non-recurring to the Partnership. As such, the Partnership believes the allocation of the Predecessor’s corporate overhead in selling, general and administrative expenses should be excluded from Adjusted EBITDA, notwithstanding that there were similar charges in the prior two years, because such expenses will not recur.

United States Securities and Exchange Commission

•	Loss on cash flow hedges related to Quinto interest rate swaps: The Predecessor entered into interest rate swap agreements, designated as cash flow hedges, on borrowings under the Quinto Credit Facility. The Quinto Credit Facility was entered into by the Predecessor in connection with the construction of the Quinto Project. On June 24, 2015, the Quinto Credit Facility was repaid in full and the associated interest rate swaps were terminated in connection with the closing of the Partnership’s IPO and the concurrent transfer of the Quinto Project to 8point3 Operating Company, LLC (“OpCo”). The $5,448,000 ineffective portion of the hedge was charged to the Partnership’s earnings during the first half of 2015. Since the Partnership’s formation, it has not been, and does not foresee that it will be in the future, in the business of constructing systems and thus does not expect to enter into or hold assets subject to construction–related financing. As such, the Partnership believes the Predecessor’s termination of the interest rate swaps related to the Quinto Credit Facility was a one-time transaction. Therefore, the Partnership excluded the associated loss related to cash flow hedges ineffectiveness from Adjusted EBITDA.

•	Loss on termination of residential financing obligations: In anticipation of SunPower’s contributing the residential portfolio debt-free to the Partnership, SunPower paid $39.8 million to terminate $31.2 million of outstanding residential financing obligations and $2.1 million of associated liability balances in the first half of 2015. As a result, the Predecessor incurred a loss of $6,477,000. While this expense, when incurred by SunPower, would have been deemed a recurring charge, it became a non-recurring charge upon the transfer of the residential portfolio to OpCo on June 24, 2015, as the Partnership does not expect to incur such charges. As such, the Partnership excluded the Predecessor’s loss on termination of residential financing obligations from Adjusted EBITDA.

•	Acquisition-related transaction costs: Although such costs are recurring and settle in cash, the Partnership believes it is appropriate to add back such costs in arriving at Adjusted EBITDA since such costs are typically paid for or are deemed paid for with the financing source of the acquisition and therefore failing to add them back would understate the performance of the Partnership. In this connection, the Partnership notes that this treatment is consistent with the treatment for such costs under the Partnership Agreement, where acquisition-related transaction costs are not considered operating expenditures and therefore do not reduce operating surplus, which is the source of cash available for distribution. That is, such costs are deemed to be financed with third party funds as opposed to cash from operations.

United States Securities and Exchange Commission

5.	Your description of why cash available for distribution is useful to investors implies that it is used as a liquidity measure. Further, you disclose that the most directly comparable measure is net cash provided by (used in) operating activities. Please tell us whether you consider cash available for distribution to be a non-GAAP liquidity measure subject to the prohibition in Item 10(e)(1)(ii)(A).

RESPONSE: The Partnership respectfully advises the Staff that its management uses cash available for distribution as a performance measure and therefore is not subject to the prohibition in Item 10(e)(1)(ii)(A), which would prohibit the inclusion of acquisition-related transaction costs in the calculation. The Partnership acknowledges that it had previously disclosed that the most directly comparable GAAP measures to cash available for distribution are net income (loss) and net cash provided by (used in) operating activities but notes that it changed this disclosure in its Form 10-Q for the quarterly period ended May 31, 2016 to state that the most directly comparable U.S. GAAP measure is only net income (loss).

The Partnership is included in the group of companies referred to by investors as YieldCos, which have many of the characteristics of master limited partnerships (MLPs). Just like MLPs, YieldCos are viewed by investors as yield-oriented equity securities as they typically pay out the majority of their operating cash flow, less capital expenditures necessary to maintain their assets, to their investors on a quarterly basis. Therefore, the primary measure of performance used by the Partnership, its investors, and analysts covering the YieldCo industry is its cash generation performance from period to period and in comparison to the amount of distributions it makes. Traditionally, cash generation performance has been measured in the industry by cash available for distribution.

In addition, the Partnership’s credit facility contains financial covenants requiring the maintenance of certain Leverage Ratios and Debt Service Coverage Ratios. Leverage Ratio is defined broadly as Total Consolidated Debt to Borrower Operating Cash Flow and Debt Service Coverage Ratio is defined broadly as Borrower Operating Cash Flow to Debt Service Expense. The principal component of Borrower Operating Cash Flow is Project CAFD and the principal component of Project CAFD is cash distributed from subsidiaries of OpCo to OpCo. The Partnership believes that the fact the lenders use this cash available for distribution metric in lieu of the traditional Adjusted EBITDA metric further supports the Partnership’s position that cash available for distribution is a performance metric.

The Partnership understands that some MLPs and YieldCos treat cash available for distribution as both a performance measure and a liquidity measure. However, the manner in which the Partnership calculates cash available for distribution differs in the following respects from net cash provided by operating activities: (a) cash available for distribution reflects all distributions from unconsolidated investees whereas, as described in the response to Comment No. 10, net cash provided by operating activities includes only distributions from unconsolidated investees not in excess of their respective cumulative equity in earnings (with distributions in excess of earnings being reflected as cash flow from investing activities); (b) cash distributions to tax equity investors, indemnity payments from the Sponsors and proceeds from a promissory note from First Solar are reflected in cash available for distribution but appear on the cash flow statement as cash from financing activities and not as cash provided by operating activities; and (c) test electricity generation when earned is reflected in cash available for distribution but appears on the cash flow statement in the property and equipment line of cash from investing activities. Furthermore, cash from operating activities adjusts for changes in operating assets and liabilities while the calculation of cash available for distribution does not.

United States Securities and Exchange Commission

Items Affecting the Comparability of Our Financial Results

Formation Transactions, page 69

6.	In light of the acquisition of the First Solar Project Entities, please tell us your consideration supplementing your discussion of results of operations and financial condition set forth in the audited financial statements with a discussion based upon pro forma financial information.

RESPONSE: The Partnership respectfully notes that Note 3 of the Notes to Consolidated Financial Statements—Business Combinations, on page 139 of the Form 10-K, provides unaudited pro forma supplementary data giving effect to the acquisition of the First Solar Project Entities as if the transactions occurred on December 30, 2013 in compliance with ASC 805-10-50-2(h). Please see Part IV, Item 15. “Exhibits, Financial Statement Schedules—Notes to Consolidated Financial Statements—Note 3. Business Combinations” on page 139 of the Form 10-K. Furthermore, the Partnership respectfully advises the Staff that it has considered the nature of the pro forma adjustments that would need to be made and the overall relevance of pro forma financial information presented in a format consistent with Article 11 of Regulation S-X for the eleven months ended November 30, 2015 and the years ended December 28, 2014 and December 29, 2013, and has concluded that the inclusion of pro forma financial disclosures in the discussion of results of operations and financial condition would not provide meaningful information to investors because the majority of the projects held by the First Solar Project Entities only became operational shortly before the date of acquisition by the Partnership of the First Solar Project Entities on June 24, 2015 (i.e., the Solar Gen 2 Project, the Lost Hills Blackwell Project and the North Star Project each became operational in November 2014, April 2015 and June 2015, respectively).

Consolidated Financial Statements

Consolidated Statements of Operations, page 126

7.	Please tell us your consideration of separately disclosing revenues from the sale of energy, sales of residential leased solar energy systems, rental income and other income and cost and expenses applicable to sales and revenues including residential leased solar energy systems, O&M costs related to operating activities, expenses applicable to rental income and expenses applicable to other income. Please refer to Rule 5-03(b)1 and (b)2 of Regulation S-X.

RESPONSE: The Partnership respectfully advises the Staff that over 90% of the Partnership’s total revenue for the eleven months ended November 30, 2015 and the years ended December 28, 2014 and December 29, 2013 was comprised of lease revenue. The Partnership’s only revenue stream not from the leasing of solar energy systems is from performance based incentives (“PBI”) rebates which did not exceed 10% of the Partnership’s total revenue for the eleven months ended November 30, 2015 or the years ended December 28, 2014 and December 29, 2013.

United States Securities and Exchange Commission

Specifically, the Partnership’s operating revenues received from utility-scale projects (except for the Maryland Solar Project, for which the Partnership receives a fixed amount of rent that is set based on the expected operations of the plant and is subject to lease accounting) and commercial and industrial projects are a function of the volume of electricity generated by the projects owned and operated by the Partnership and sold under long-term power purchase agreements. These power purchase agreements meet the definition of a lease under ASC 840-10-15-6. In addition, the operating revenues from the Partnership’s approximately 5,900 residential solar installations are generated pursuant to lease arrangements. All revenue from sales type leases similarly did not involve the sale of systems, as these systems continue to be owned and operated by the Partnership. The calculation of the minimum lease payments of the Partnership’s residential lease portfolio includes both contractual periodic payments as well as state and local rebates assigned by the customer to the Predecessor, which are paid upon interconnection or earned as a result of the system being placed in service but are not contingent on achieving a level of performance. The Partnership includes these rebates in the minimum lease payments pursuant to ASC 840-10-25-6(a) as the contractual periodic payments by the customer would be significantly higher if the rebates were not assigned by the customer to the Predecessor.

PBI rebates are paid by the applicable utility offtaker over a certain period based on the actual production of the system. Such rebates are not included in the calculation of the minimum lease payments as they are only received if energy is produced in the future. As a result, PBI rebates are accounted for as contingent rentals. Separate disclosure of PBI rebate revenue and the costs and expenses applicable to such PBI rebate revenue was not required under Rule 5-03(b)(1) and Rule 5-03(b)(2).

Consolidated Statements of Shareholders’ Equity, page 128

8.	Please tell us why you did not provide a statement of changes in equity for the year ended December 29, 2013. Please refer to Rule 3-04 of Regulation S-X.

RESPONSE: The Partnership respectfully advises the Staff that the statement of changes in equity for the year ended December 29, 2013 was inadvertently omitted from the Form 10-K. The changes in equity for the year ended December 29, 2013 were limited to three line items of activity related to net income (loss), contributions and distributions all of which are included in the Partnership’s consolidated statements of cash flows provided on page 129 of the Form 10-K as the sum of net loss of $3,827,000, capital contributions from SunPower of $31,923,000 and capital distributions from SunPower of $83,828,000 for the year ended December 29, 2013. The Partnership undertakes to include in future filings the statement of changes in equity for all periods required to be presented pursuant to Rule 3-04 of Regulation S-X.

United States Securities and Exchange Commission

9.	Please tell us the items and their amounts included in contributions from SunPower for the eleven months November 30, 2015.

RESPONSE: The Partnership respectfully advises the Staff that contributions from SunPower for the eleven months ended November 30, 2015 totaled $58,026,000, of which $54,126,000 related to the cost of the SunPower contributed Project Entities and $3,900,000 related to an indemnity payment from SunPower for a test energy shortfall associated with the Quinto Project in accordance with the Omnibus Agreement. Please see Part IV, Item 15. “Exhibits, Financial Statement Schedules—Notes to Consolidated Financial Statements—Note 15. Related Parties” on page 153 of the Form 10-K for a discussion of the indemnity obligation.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Equity Method Investments, page 133

10.	We note that distributions from unconsolidated investees are presented as both cash flows from operating and investing activities in your consolidated statements of cash flows. Please tell us and disclose in future filings your policy for determining how to classify these distributions.

RESPONSE: In response to the Staff’s comment, the Partnership respectfully provides the following description of its policy for determining how to classify distributions from unconsolidated investees and undertakes to include such description in future filings:

Distributions from unconsolidated investees: On the consolidated statements of cash flows, the Partnership classifies distributions received from unconsolidated investees accounted for under the equity method using the cumulative earnings approach. Under the cumulative earnings approach, the Partnership compares distributions received to its share of equity in earnings (as adjusted for basis differences) for each unconsolidated investee on an inception-to-date basis. If the Partnership’s inception-to-date distributions are greater than its inception-to-date equity in earnings for an unconsolidated investee, the distributions up to its inception-to-date equity in earnings are considered a return on investment and are therefore classified as cash flows from operating activities while the distributions of that unconsolidated investee in excess of its inception-to-date equity in earnings are considered to be a return of investment and are classified as cash flows from investing activities. If the Partnership’s inception-to-date distributions are less than its inception-to-date equity in earnings for an unconsolidated investee, such distributions are considered to be a return on investment and are classified as cash flows from operating activities.

United States Securities and Exchange Commission

Note 4. Investment in Unconsolidated Affiliates, page 139

11.	We note that summarized financial information is provided for SG2 Holdings, LLC and NS Solar Holdings, LC which you define as “significant investees.” Rule 4-08(g) of Regulation S-X requires summarized financial data for all investees, not just the investees that are significant. Please tell us your consideration of including summarized financial information for Lost Hills Solar, LLC.

RESPONSE: The Partnership respectfully advises the Staff that summarized financial information for Lost Hills Solar, LLC was not provided as the investment in Lost Hills Blackwell is considered to be de minimis in relation to the Partnership’s consolidated financial statements, with equity in earnings of $819,000 for the eleven months ended November 30, 2015. The components of the balance sheet and income statement, for which Rule 4-08(g) defines disclosure requirements, of Lost Hills Blackwell are also insignificant since it reached its commercial operation date on April 17, 2015. We acknowledge the Staff’s comment that, under Rule 4-08(g)(1)(ii)(B), aggregate summarized financial information would be required for all investees, including Lost Hills Blackwell, since SG2 Holdings, LLC and NS Solar Holdings, LLC met the significance test specified in Rule 1-02(w) of Regulation S-X and were presented in the aggregate. The Partnership undertakes to include aggregate summarized financial information, including for Lost Hills Blackwell, in future filings as required under Rule 4-08(g).

12.	Please disclose the differences between the amounts at which the investments are carried and the amounts of the underlying equity in net assets and the accounting treatment of the difference. Refer to ASC 323-10-50-3a.3.

RESPONSE: The Partnership respectfully advises the Staff that the difference between the amounts at which the Partnership’s investments in unconsolidated affiliates are carried and the Partnership’s proportionate share of the equity method investee’s net assets for equity method investments was $56.5 million as of November 30, 2015. The Partnership accretes the basis difference over the life of the underlying assets and the accretion for the period was $717,000. The Partnership undertakes to disclose in future filings the difference between the amount at which the investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference pursuant to ASC 323-10-50-3a.3.

Note 14. Net Income Per Share, page 151

13.	Please tell us how you determined the amounts of additional net income attributable to Class A shares due to increased percentage ownership in OpCo, net of tax, from the conversion of Class B shares and the effect of diluted securities from the conversion of the Class B shares.

RESPONSE: The Partnership respectfully advises the Staff that pursuant to the Exchange Agreement entered into among the Partnership, 8point3 General Partner, LLC (the “General Partner”), the Sponsors and OpCo, the Sponsors can tender OpCo common units and an equal number of such Sponsor’s Class B shares for redemption, and the Partnership has the right to directly purchase the tendered OpCo common units and Class B shares for, subject to the approval of the conflicts committee of the General Partner, cash or the issuance of Class A shares of the Partnership. If the Partnership elects to issue Class A shares, it would cancel the tendered Class B shares and hold the OpCo common units with the other OpCo common units it previously held, since the number of Class A shares issued must at all time equal the number of OpCo common units held by the Partnership. Since the Partnership would be holding additional OpCo common units, the net income attributable to Class A shares would proportionately increase, resulting in no change to net income per share for the period from the IPO closing date to the eleven months ended November 30, 2015.

United States Securities and Exchange Commission

Additional net income attributable to Class A shares due to increased percentage ownership in OpCo, net of tax, from the conversion of Class B shares totaled $14,474,000 for the eleven months ended November 30, 2015 and is calculated as the difference between basic and diluted net income attributable to Class A shareholders. Diluted net income attributable to Class A shareholders of $33,200,000 is comprised of the Partnership’s income (loss) before income taxes, less income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests - tax equity investors, multiplied by the newly issued Class A shares ownership percentage in OpCo assuming the Sponsors converted their OpCo common units into Class A shares, and adjusted assuming a 40% tax rate.

Diluted weighted-average shares of 35,034,000 was calculated as if all of the OpCo common units tendered by the Sponsors had been converted to newly issued Class A shares of the Partnership and were outstanding for the full period from the date of the IPO to November 30, 2015. As such, the effect of diluted shares was 15,032,000 for the eleven months ended November 30, 2015 and equal to the difference between the 35,034,000 diluted weighted-average shares and the 20,002,000 basic weighted-average shares.

Note 16. Income Taxes, page 154

14.	Reference is made to the rate reconciliation on page 155. Please tell us the underlying nature of the line item titled “Noncontrolling interest” and why it is a reconciling item.

RESPONSE: The Partnership respectfully advises the Staff that the “Noncontrolling interest” line item in the rate reconciliation is due to the proportionate earnings attributable to SunPower and First Solar, Inc., the noncontrolling interest holders of OpCo, as well as tax equity investors, third-party investors who hold the noncontrolling interests of certain project entities fully consolidated by OpCo. As a non-taxable partnership, OpCo, which is consolidated by the Partnership, allocates its taxable income to the Partnership and the noncontrolling interest holders of OpCo. Since the taxable income allocated to OpCo’s noncontrolling interest holders is excluded from the taxable income of the Partnership, such allocation results in a reconciling item for purposes of U.S. GAAP.

15.	Reference is made to the table of deferred tax assets and liabilities on page 155 and more specifically the line item titled “Outside basis difference in partnership.” Please tell us the components of the outside basis difference.

RESPONSE: The Partnership respectfully advises the Staff that the “Outside basis difference in partnership” line item is due to timing of the recognition of taxable income by the Partnership. The Partnership did not recognize income from the investment in OpCo for tax purposes as of November 30, 2015 because OpCo’s tax year ends December 31 of each year, while the Partnership’s fiscal year ends November 30 of each year. This resulted in a deferred tax liability of $12.5 million as of November 30, 2015 due to the difference in basis as a result of income received from OpCo, increasing the Partnership’s basis in its investment in OpCo.

United States Securities and Exchange Commission

16.	We note your disclosure that a valuation allowance against the Predecessor’s loss subsequent to the IPO was recognized. Please explain to us why the valuation allowance is not reflected in the table of deferred tax assets and tell us whether or not the valuation allowance represented deferred taxes not benefited. Please also tell us the basis for your presentation.

RESPONSE: The Partnership respectfully advises the Staff that the valuation allowance is represented in the effective tax rate reconciliation table under the line item titled “Deferred taxes not benefited” in the amount of $7,029,000, which is the tax effect of the pre-formation Predecessor’s loss. The Partnership’s consolidated statement of operations for the eleven months ended November 30, 2015 included such loss generated in the Predecessor period, which was allocable to the project assets while they were owned by SunPower and would have resulted in an increase to net operating loss (“NOL”) and deferred tax assets (“DTA”) and a corresponding increase to the valuation allowance. However, upon formation of the Partnership, the NOL and DTA attributable to the Predecessor’s loss did not belong to the Partnership and therefore were not included in the Partnership’s DTA as of November 30, 2015. Management determined that, since there is no NOL, DTA or valuation allowance pertaining to the Predecessor’s loss as of November 30, 2015, it was more appropriate to label the related rate reconciling item as “Deferred taxes not benefited.”

Form 8-K Filed January 27, 2016

Exhibit 99.1

17.	We note your disclosure of expected annual Cash Available for Distribution (“CAFD”) for your initial portfolio producing energy and the Kern County School District project. In future filings please present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP) and a reconciliation (by schedule or other clearly understandable method), to the extent available without unreasonable effort, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

RESPONSE: In consideration of the Staff’s comment, in accordance with Item 10(e)(1)(i)(A)-(B) of Regulation S-K, the Partnership undertakes to present in future filings, with equal or greater prominence, net income (loss) as the most directly comparable financial measure to expected annual CAFD and a reconciliation from the non-GAAP financial measure disclosed to net income (loss). The Partnership notes that in its earnings release for the quarter end May 31, 2016 it presented revenues and net income with equal or greater prominence than non-GAAP numbers.

* * * * *

United States Securities and Exchange Commission

The Partnership respectfully advises the Staff that it acknowledges that:

1. the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

3. the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States;

4. should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

5. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

6. the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

United States Securities and Exchange Commission

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Jason Dymbort, General Counsel of 8point3 General Partner, LLC at (908) 809-4130 or Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527.

Very truly yours,

8POINT3 ENERGY PARTNERS LP

By:	8point3 General Partner, LLC, its general partner

By:	/s/ Bryan Schumaker
Bryan Schumaker
Chief Financial Officer

cc:	Adam Phippen, Securities and Exchange Commission
William Thompson, Securities and Exchange Commission
Charlie Guidry, Securities and Exchange Commission
Lilyanna Peyser, Securities and Exchange Commission
Charles D. Boynton, 8point3 General Partner, LLC
Jason Dymbort, 8point3 General Partner, LLC
Joshua Davidson, Baker Botts L.L.P.